SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Kimball International, Inc.
(Name of Issuer)

Class A Common Stock $0.05 Par Value
(Title of Class of Securities)

494274 20 2
(CUSIP Number)

10/30/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 494274 20 2

1.	Names of Reporting Persons. Barbara J. Habig

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row 9: 0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 494274 20 2
Item 1(a).  Name of Issuer
Kimball International, Inc.
Item 1(b).  Address of Issuer's Principal Executive Offices
1600 Royal Street
Jasper, IN 47549
Item 2(a). Name of Person Filing
Barbara J. Habig
Item 2(b). Address of Principal Business Office or, if none, Residence
3580 S. Fletcher Ave
Fernandina, FL 32034
Item 2(c). Citizenship
The person filing this statement is a citizen of the United States.
Item 2(d). Title of Class of Securities
Class A Common Stock, $0.05 Par Value
Item 2(e). CUSIP Number
494274 20 2
Item 3.  Not applicable
Item 4.  Ownership
(a) Amount beneficially owned: See item 9 on the cover page
(b) Percent of class: See item 11 on cover page
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See item 5 on the cover page
(ii) Shared power to vote or to direct the vote: See item 6 on the cover page
(iii) Sole power to dispose or to direct the disposition of: See item 7 on the cover page
(iv) Shared power to dispose or to direct the disposition of: See item 8 on the cover page

CUSIP NO. 494274 20 2
Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]*.
* The Company, Barbara Habig, and other key Share Owners completed several actions leading up to the October 31, 2014 spin-off of the Kimball Electronics, Inc. subsidiary of Kimball International, Inc.
On October 30, 2014, 610,125 shares of Class A Common Stock beneficially owned by Barbara Habig were converted into Class B Common Stock, including 419,598 shares of Class A Common Stock which she personally held and 190,527 shares of Class A Common Stock held in various trusts over which Barbara Habig had shared voting and dispositive power. After the conversion, Barbara Habig beneficially owned no shares of Class A Common Stock and less than 5% of the outstanding shares of Class B Common Stock.
Item 6.  Ownership of More Than Five percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable

CUSIP NO. 494274 20 2

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2014

/s/ Barbara J. Habig
BARBARA J. HABIG